Filed Pursuant to Rule 433
                                         Registration File Number: 333-130755-06



February 21, 2007 (3)

UPDATE No. 3 to the Structural and Collateral Information Free Writing Prospectus dated February 2007 (the "Term Sheet FWP") and the Free Writing Prospectus dated February 8, 2007 (the "February 8 FWP")

This Update No. 3 is a further update to the information provided in earlier updates numbers 1 and 2 each dated February 15, 2007. This Update relates to the interest only classes described in the Feb. 8 FWP and the Term Sheet FWP.

Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2007-1 - $3.145B** NEW ISSUE CMBS - Class XW Update No. 3


Structure Update
----------------

Interest Only Certificates. Class XP has been removed from the structure of the transaction; Class XW will be offered in its place. Class XW will have no principal balance and will be entitled only to distributions of interest in accordance with a pass-through rate based on the difference between the weighted average net mortgage rate of the Mortgage Loans and the weighted average pass-through rate of the Sequential Pay Certificates, as more specifically described on Annex 1 to this Update. Class XW thus will be entitled effectively to distributions in the same amounts and priority as the combination of the entitlements described in the Feb. 8 FWP for the Class XP and Class XC Certificates (Class XC is also no longer part of the structure for the transaction). The disclosure in the Feb. 8 FWP relating to the Class XP and Class XC Certificates will be replaced with new disclosure regarding the Class XW substantially consistent with the information contained in Annex 1 to this Update.

                             _______________________

The asset-backed securities referred to in these materials, and the asset pools backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis. You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued. Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date. If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination"). If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class. To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein. Banc of America Securities LLC and the other underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any such assumptions will coincide with actual market conditions or events, and these materials should not be relied upon for such purposes. The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). Information in these materials is current as of the date appearing on the material only. This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus is preliminary and subject to change. Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities. These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 or you e-mail a request to dg.prospectus_distribution@bofasecurities.com. The securities may not be suitable for all investors. Banc of America Securities LLC and the other underwriters and their respective affiliates may acquire, hold or sell positions in these securities, or in related derivatives, and may have an investment or commercial banking relationship with the issuer.

IRS CIRCULAR 230 NOTICE: THIS MATERIAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES. THIS MATERIAL IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.



                                     ANNEX 1

Update to the section of the Feb. 8 FWP entitled "SUMMARY OF PROSPECTUS SUPPLEMENT-Class XW Certificates":

Notional Amount

      The notional amount of the Class XW Certificates will equal the aggregate certificate balances of the Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates, Class A-AB Certificates, Class A-4 Certificates, Class A-1A Certificates, Class A-MFX Certificates, Class A-MFL Regular Interest, Class A-J Certificates, Class B Certificates, Class C Certificates, Class D Certificates, Class E Certificates, Class F Certificates, Class G Certificates, Class H Certificates, Class J Certificates, Class K Certificates, Class L Certificates, Class M Certificates, Class N Certificates, Class O Certificates, Class P Certificates and Class Q Certificates outstanding from time to time. The initial notional amount of the Class XW Certificates will be approximately $3,145,214,397, although it may be as much as 5.0% larger or smaller.

      For a more detailed discussion of the notional amounts of the Class XW Certificates, see "DESCRIPTION OF THE CERTIFICATES--Certificate Balances and Notional Amounts" in this prospectus supplement.

Pass-Through Rates

      The pass-through rate applicable to the Class XW Certificates for the initial distribution date will equal approximately [____]% per annum. The pass-through rate for the Class XW Certificates for each distribution date subsequent to the initial distribution date will, in general, equal to the excess, if any, of (1) the weighted average net mortgage rate, over (2) the weighted average of the pass-through rates applicable to all the classes of Sequential Pay Certificates.



Update to the section of the Feb. 8 FWP entitled "YIELD AND MATURITY CONSIDERATIONS":

Yield Sensitivity of the Class XW Certificates

   The yield to maturity of the Class XW Certificates will be highly sensitive to the rate and timing of principal payments (including by reason of prepayments, loan extensions, defaults and liquidations) and losses on or in respect of the Mortgage Loans. Investors in the Class XW Certificates should fully consider the associated risks, including the risk that an extremely rapid rate of amortization, prepayment or other liquidation of the Mortgage Loans could result in the failure of such investors to recoup fully their initial investments.

   The following tables indicate the approximate pre-tax yield to maturity on a corporate bond equivalent ("CBE") basis on the Class XW Certificates for the specified CPRs based on the Maturity Assumptions. It was further assumed (i) that the purchase price of the Class XW Certificates is as specified below, expressed as a percentage of the initial Notional Amount of such Certificates, which price does not include accrued interest and (ii) the Master Servicer, the Special Servicer or a holder or holders of Certificates representing a majority interest in the Controlling Class purchased all of the Mortgage Loans and REO Properties as described "DESCRIPTION OF THE CERTIFICATES--Termination; Retirement of the Certificates" in this prospectus supplement. It was also assumed, with respect to the Class XW Certificates, that the Master Servicer, the Special Servicer or a holder or holders of Certificates representing a majority interest in the Controlling Class purchased all of the Mortgage Loans and REO Properties as described "DESCRIPTION OF THE CERTIFICATES--Termination; Retirement of the Certificates" in this prospectus supplement.

   The yields set forth in the following table were calculated by determining the monthly discount rates that, when applied to the assumed streams of cash flows to be paid on the Class XW Certificates, would cause the discounted present value of such assumed stream of cash flows to equal the assumed purchase price thereof, and by converting such monthly rates to semi-annual corporate bond equivalent rates. Such calculation does not take into account shortfalls in collection of interest due to prepayments (or other liquidations) of the Mortgage Loans or the interest rates at which investors may be able to reinvest funds received by them as distributions on the Class XW Certificates (and, accordingly, does not purport to reflect the return on any investment in the Class XW Certificates when such reinvestment rates are considered).

   The characteristics of the Mortgage Loans may differ from those assumed in preparing the table below. In addition, there can be no assurance that the Mortgage Loans will prepay in accordance with the above assumptions at any of the rates shown in the table below or at any other particular rate, that the cash flows on the Class XW Certificates will correspond to the cash flows shown in this prospectus supplement or that the aggregate purchase price of the Class XW Certificates will be as assumed. In addition, it is unlikely that the Mortgage Loans will prepay in accordance with the above assumptions at any of the specified CPRs until maturity or that all the Mortgage Loans will so prepay at the same rate. Timing of changes in the rate of prepayments may significantly affect the actual yield to maturity to investors, even if the average rate of principal prepayments is consistent with the expectations of investors. Investors must make their own decisions as to the appropriate prepayment assumption to be used in deciding whether to purchase Class XW Certificates.

                Pre-Tax Yield to Maturity (CBE) of the Class XW Certificates (Prepayments locked out through LOP, DP, YMP and FPP, then the following
       CPR)


                                     Prepayment Assumption (CPR)
                     -----------------------------------------------------------
  Assumed Purchase       0%         25%         50%         75%         100%
        Price
 ------------------  --------   ---------   ---------    --------     ----------
      [______]%        [___]%     [___]%      [___]%      [___]%       [___]%



Update to the section of the Feb. 8 FWP entitled "CERTAIN FEDERAL INCOME TAX CONSEQUENCES-Discount and Premium; Prepayment Premiums":

      The Offered Certificates generally will be treated as newly originated debt instruments originated on the related Startup Day for federal income tax purposes. The "Startup Day" of REMIC I and REMIC II is the Delivery Date. Beneficial owners of the Offered Certificates will be required to report income on such regular interests in accordance with the accrual method of accounting. It is anticipated that the Offered Certificates (other than the Class XW Certificates) will be issued at a premium and that the Class XW Certificates will be issued with original issue discount for federal income tax purposes. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES--REMICs-- Taxation of Owners of REMIC Regular Certificates--Original Issue Discount" and "--Premium" in the accompanying prospectus.

      Although unclear for federal income tax purposes, it is anticipated that the Class XW Certificates will be considered to be issued with original issue discount in an amount equal to the excess of all distributions of interest expected to be received thereon (assuming the Weighted Average Net Mortgage Rate changes in accordance with the Prepayment Assumption (as described above)), over their issue price (including accrued interest, if any). Any "negative" amounts of original issue discount on the Class XW Certificates attributable to rapid prepayments with respect to the Mortgage Loans will not be deductible currently, but may be offset against future positive accruals of original issue discount, if any. Finally, a holder of any Class XW Certificate may be entitled to a loss deduction to the extent it becomes certain that such holder will not recover a portion of its basis in such Certificate, assuming no further prepayments. In the alternative, it is possible that rules similar to the "noncontingent bond method" of the OID Regulations may be promulgated with respect to the Certificates.

      For purposes of accruing original issue discount, if any, determining whether such original issue discount is de minimis and amortizing any premium on the Offered Certificates, the Prepayment Assumption will be 0% CPR (except that each ARD Loan will be assumed to be repaid on its Anticipated Repayment Date). See "YIELD AND MATURITY CONSIDERATIONS--Weighted Average Lives" in this prospectus supplement. No representation is made as to the rate, if any, at which the Mortgage Loans will prepay.

      Prepayment Premiums actually collected will be distributed among the holders of the respective classes of Certificates as described under "DESCRIPTION OF THE CERTIFICATES-- Distributions--Distributions of Prepayment Premiums" in this prospectus supplement. It is not entirely clear under the Code when the amount of Prepayment Premiums so allocated should be taxed to the holder of an Offered Certificate, but it is not expected, for federal income tax reporting purposes, that Prepayment Premiums will be treated as giving rise to any income to the holder of an Offered Certificate prior to the Master Servicer's actual receipt of a Prepayment Premium. Prepayment Premiums, if any, may be treated as ordinary income, although authority exists for treating such amounts as capital gain if they are treated as paid upon the retirement or partial retirement of an Offered Certificate. Certificateholders should consult their own tax advisers concerning the treatment of Prepayment Premiums.